Filed by MACOM Technology Solutions Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of

1934, as amended

Subject Company: Applied Micro Circuits Corporation

Commission File No. 000-23193

MACOM Technology Solutions Holdings, Inc. Conference Call

November 21, 2016

Corporate Speakers

•	Steve Ferranti; MACOM Technology Solutions Holdings, Inc.; VP of IR

•	John Croteau; MACOM Technology Solutions Holdings, Inc.; President, CEO, Director

•	Bob McMullan; MACOM Technology Solutions Holdings, Inc.; SVP, CFO

Participants

•	Steve Smigie; Raymond James; Analyst

•	Harlan Sur; JPMorgan; Analyst

•	Harsh Kumar; Stephens; Analyst

•	Vivek Arya; Bank of America Merrill Lynch; Analyst

•	C.J. Muse; Evercore ISI; Analyst

•	Cody Acree; Drexel Hamilton; Analyst

•	Chris Rolland; Susquehanna International; Analyst

•	Sachin Shah; Albert Fried & Company; Analyst

•	Richard Shannon; Craig-Hallum; Analyst

•	Tore Svanberg; Stifel; Analyst

PRESENTATION

Operator: Good day, ladies and gentlemen. Welcome to the MACOM to acquire AppliedMicro conference call.

(Operator Instructions)

As a reminder, this call will be recorded. I would now like to introduce your host for today’s conference, Mr. Steve Ferranti, Vice President of Investor Relations. You may begin.

Steve Ferranti: Thank you, Operator. Good morning, everyone. This presentation contains forward-looking statements based on management’s beliefs and assumptions and on information currently available to our management. Our forward-looking statements are subject to assumptions, risks, and uncertainties and are not guarantees of future results. Actual results may differ materially from the outcomes stated or implied by our forward-looking statements based on any assumptions and risk factors we may mention today or otherwise, including the factors set forth in the press release we issued today related to the AppliedMicro acquisition; in the case of MACOM; our annual report on Form 10-K file with the SEC on November 17, 2016; and in the case of AppliedMicro, its quarterly report on Form 10-Q filed with the SEC on November 2, 2016; along with any other information we or AppliedMicro file with the SEC, which are publicly available on the SEC’s EDGAR database located at www.SEC.gov. All projections in this presentation are made as of November 21, only, and neither MACOM nor AppliedMicro undertakes any obligation to update any statements made herein at a later date. We make references in this presentation certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States, or GAAP, including non-GAAP revenue, non-GAAP gross margin, non-GAAP operating margin and non-GAAP EPS. These non-GAAP measures are provided to enhance the user’s overall understanding of the potential impact of the AppliedMicro transaction. We are unable to provide a quantitative reconciliation of these non-GAAP measures to the most directly comparable GAAP measure because we cannot reliably forecast transaction, integration or other costs related to the AppliedMicro transaction which are difficult to predict and estimate.

With that, I’ll turn over the call to John Croteau, President and CEO of MACOM. John?

John Croteau: Thanks, Steve. This morning I’m happy — in fact, I’m proud to announce that we’ve reached definitive agreement to acquire AppliedMicro, AMCC. This is a very compelling transaction both strategically as well as financially. In many ways, it’s analogous to what we did three years ago with Mindspeed, for those of you who are familiar.

Within AppliedMicro there is a very complementary, very accretive business called Connectivity and we’ll be talking about that in more detail, which is a golden nugget, in our opinion that we wish to retain. In acquiring that Connectivity business, we believe it will accelerate and expand our breakout growth that we already reported earlier last week, breakout in cloud service provider and enterprise network customers, that is data centers, which we believe, again, is a strategic basis for this acquisition. The timing is perfect, the window of opportunity is perfect and it is very synergistic on the upside for, frankly, both parts of the portfolio.

At the same time, there is a business, the Compute business with an AppliedMicro, which is extremely well-positioned. It’s a great business with great lead customers that simply does not fit in our portfolio. It’s poised for success but, even in the presence of success, it doesn’t strategically align with our ambitions and what we envision for the future of MACOM. So, therefore, we plan to divest that business leaving the Connectivity business, which again, will be very accretive at all lines. So with that, let me get into a little more detail.

So, the price — the consideration is a cash stock offer of $8.36 per share of AppliedMicro common stock, which is a 15.4% premium to Friday’s closing share price for AppliedMicro. That consists of $3.25 in cash and 0.1089 MACOM shares per share of AppliedMicro. This totals approximately $770 million of total consideration or $688 million net of AppliedMicro’s $82 million of net cash.

Financing is through a combination of $290 million, approximately $290 million of cash and about 10 million new shares of MTSI. AMCC’s shareholders will own 15% of MACOM pro forma for the transaction. We target close in the first calendar quarter of 2017.

The financial impact is quite special here. We expect the Connectivity business to enhance both our revenue growth as well as our non-GAAP gross margin and operating margin. We expect it to be accretive to our non-GAAP EPS, fully diluted EPS in 2017. AppliedMicro NOLs can be utilized subject to section 382 limitations.

So if you compare the two businesses, MACOM and AppliedMicro, you’ll see a lot of similarities, a lot of things that are very consistent and therefore make a lot of sense to combine the two companies. At the same time, you’ll see a totally complementary product portfolio and strategically aligned interest in moving forward where we intend may come to move forward in our optical business.

So, combined it’s $544 million of LTM revenue on the MACOM side and $99 million for the Connectivity business. They concluded the most recent fiscal quarter at $30 million of sales for Connectivity. It’s $165 million if you include the Compute business. Again, we intend to divest that within 100 days post closing. Our gross margin LTM is 58%.

The LTM non-GAAP gross margins — we can’t comment because we don’t have audited financials independently. But let me just say they are well in excess of our long-term target operating model. So again, this is highly accretive to our gross margin as well as our top-line growth and operating margins.

Their technologies are very complementary. Where we do the analog and photonic content and the semiconductor components, high-performance analog, what AppliedMicro does is highly integrated mixed-signal components consisting of very high performance analog functionality, like A-to-D, D-to-A converters, SerDes, as well as PLLs integrated into, again, mixed-signal components.

Where we sell the lasers, drivers, TIAs, CDRs and so on, they sell the PHYs. Traditionally, framers and mappers — OTN framers and mappers, but now they have breakout opportunities with MACsec which is a new standard for secure Ethernet, whole new build out encryption into the Internet infrastructure as well as they are sitting at the pinnacle of PAM4 adoption with a single-lambda instantiation which is the basis from which IEEE has just decided to begin standardization for PAM4.

Characterization of the technologies are exactly the same as our own. You’re talking about very sticky, value-added technologies, engineering competencies that lead the industry with roots dating back to Bell Labs and very long product life cycles. Again, compatible companion competencies but very much in the same class.

Their R&D is focused on deep sub-micron SoCs for these highly integrated mixed-signal components whereas we tend to use complementary compound semiconductor technologies. So from a corporate standpoint, this is a substantial expansion of our core competencies and our ability to design and implement deep sub-micron SoCs regardless of industry and market.

Where we have developed a very deep relationships with blue-chip telecom service providers as well as A&D customers, their relationships in addition, frankly, to the service providers, they have a long history with a very high degree of intimacy on the engineering side working as an architectural partner and a strategic supplier to the cloud service providers as well as enterprise networking customers like Cisco.

So, if you go to the next slide, what this does is it accelerates the breakout that we just reported last week that we had begun on the data center side of our business. Now we tended — in the past people looked at data centers as a new segment within this broad optical space. The reality is it is a peer, arguably bigger market or as big a market or bigger than the service provider side.

On the service provider side, we’ve provided coherent drivers, TIAs, optical subassemblies, TOSA/ROSA and so on. Now the AppliedMicro team sells into the same customers, same markets, the MACsec secure Ethernet components as well as their legacy business in OTN framers and mappers and so on. So this remains intact, fully complementary same systems.

The real interesting thing here is, on the data center side, it is a brand-new breakout and I think a lot of people gave us the feedback in last week’s earnings call that everybody throughout the industry is seeing that breakout in 100G optical Connectivity within the data centers. And we’ve managed already to establish a lead position, by our estimate 60% plus share of CDRs, TIAs, laser drivers, VCSEL drivers.

Moving on, we’ve now announced the lasers and silicon photonics, L-PICs and so on, that will be rolling out in the springtime. So that is a breakout growth opportunity that has already begun driving growth. The difference is where our position on the service provider side is deeply entrenched and really at that strategic and architectural level, within data centers it’s a more formative stage.

By combining forces with AppliedMicro, they have a deep history of not only being a strategic supplier, known go-to-guy for critical components, but equally importantly — more importantly, they participate at an architectural level with each one of these customers.

So this instantly, in combining forces, puts us in a fabulous position to deepen and broaden the penetration of our analog and photonic portfolio into those cloud service providers, the cloud data centers as well as enterprise data centers. So it’s a fabulous opportunity here.

Conversely, I would suggest that the fact that we can complete the portfolio on the PAM4, analog and photonic side actually greases the skids for the PAM4 adoption not just at 100 gig, but more importantly at 400 gig, and I’ll be talking about that in a little more detail.

From an overall market opportunity size in 2019, we estimate something like a $500 million SAM expansion in picking up AppliedMicro in two forms. One is the non-optical side of the portfolio; these are the OTN framers and mappers on the legacy side as well as the MACsec components — MACsec PHYs.

When you talk about the PAM4 PHY, that is highly adjacent going to the exact same systems and customers as our analog and photonic content within those data centers. So there’s a part of it that is physically very adjacent within data centers, but it also strengthens our position in expanding to other parts of the industry on the networking side, customers like Cisco, Arista and so on. So, all told, we estimate about a $500 million addition doubling the size of our SAM based upon the analog and photonic content that we’ve addressed to date.

So when you look at that on the — within the data centers, there’s really two standards — to date everything has been NRZ, which uses our 25 gig lasers, our 100G laser drivers, VCSEL drivers, CDRs, so on. And what we’ve built to date on the analog and photonic side very uniquely is a portfolio for NRZ from switch to fiber, just complete portfolio. We sell components and we get very highly refined in terms of attacking the manufacturing costs, not just the bill of materials costs for the components.

What this does, with the addition of AppliedMicro, as the industry moves forward, there is no ambiguity. PAM4 modulation is a key element of moving to 400 gig. There is also about half of the industry that looks to be moving forward with PAM4 within data centers at 100 gig. And here, combining forces with our analog and photonic content for the complete front end capability, combined with the DSP in the PHY with the SerDes as well as the data converters, it is similarly switch to fiber.

And the big deal here is the IEEE just announced standardization around the proposal which was championed by AppliedMicro and Cisco to basically implement single-lambda PAM4 as the industry standard again for both 100G and 400G. So, again, combining the analog, lasers, L-PICs with the PAM4 PHYs looks to be an absolutely fabulous position, leading the industry to 400 gig as well as fulfilling the need at 100 gig PAM4.

So, if you look at the aspects of how this is complementary, it’s both product as well as market. In fact, to be honest, the market, the complementary market aspects of AppliedMicro thrills me even more than the product compatibility at the PAM4 level, so it immediately establishes an incumbent position for the combined new MACOM, including the AppliedMicro team, supplying strategic components to both enterprise networking customers like Cisco, Arista as well as all the major cloud service providers.

It fits with very consistent, in terms of product, financial models and with the rest of our business which is characterized by high margins. So they’ve been running on the Connectivity business exactly at the type of gross margins that we talk about for our own new products, so very consistent in that respect. Again, with all the attributes of long life cycles and great customer relationships.

Fully complements our analog photonic portfolio by adding mixed signal capability and mixed signal PHYs. And expands our addressable market, doubles our opportunity and with high margin networking products. And again, immediately in fiscal 2017, accretive to non-GAAP not just gross margins and operating margins, but it’s actually accretive to our growth model as well.

So they are poised with MACsec and PAM4 for explosive outperforming growth opportunities and not — last but not least, accretive to EPS, likewise, in this fiscal year. So it’s both strategically and financially very compelling from my standpoint. And here is why.

If you look at the next slide, the business overview, there’s really three parts of the business within AppliedMicro. Fantastic Connectivity business, which is 72% of revenue, 49% of OpEx and generated on an LTM basis $40 million — actually, I should say its annualized fourth-quarter basis for last quarter basis, $40 million of profitability.

Market-leading portfolio, legacy OTN framers, mappers and PHYs, 100G MACsec, PAM4, single-lambda 100, 200, 400, complementary from an IP standpoint bringing SerDes and high-speed A-to-D, something I believe 56 gig sample per second A-to-D, D-to-A capability, very highly patented, very rich in intellectual property. So absolutely great fit, very accretive in all lines to MACOM.

Next, there is an embedded processing business, which is really a legacy part of the portfolio in the latter stages of life, contributed 27% of revenue, $22 million of profitability, so it’s a nice legacy business, but really on the tail end of life.

The other very exciting part of AppliedMicro has been the Compute business, leading in the deployment of our architectures into data center core processors, fabulous position in terms of customer adoption and opportunity space, huge breakout opportunity, but still in the relatively earlier stages of investment. So currently contributing 1% of revenue, but 51% of OpEx.

So you can see here this investment mode business is consuming much of the profitability that the cash cow and the Connectivity business have provided. Not a bad thing, like I said, very well positioned, great breakout opportunity, just doesn’t fit MACOM’s needs on the short-term from an accretion basis. And even in the long-term, as this business succeeds, when it succeeds, just not within the scope of what we aspire to be.

So the logical thing, divest the Compute business and end up with the golden nugget, again, just like what we did with Mindspeed when we divested the small cell base station business to Intel and the network processors to Freescale. So we are highly confident that the Compute business will find a nice home. The AppliedMicro team is actually — we’re in a process.

There are known strategically interested buyers. They ended up going with our offer because it’s a very clean transaction in terms of being able to land the Connectivity business and we’re a proven entity in being able to land the Compute business in very good hands with very nice consideration for MACOM shareholders.

So, if you look at — from a customer standpoint, so it’s really kind of eye-popping. There are customers that are common to both companies like Huawei, Nokia, Infinera, ZTE, Ciena. So this further strengthens the strategic importance of MACOM to those customers, raises our status even further.

But more importantly, expands our universe again with an established strategic supplier, architectural partnership with the guys on the enterprise and cloud data center side. Not the least of which long history, very deep, broad penetration with Cisco as well as customers like Arista and Juniper. And, again, lead position at an architectural level with Facebook, Amazon, Google and so on.

All of this, by the way, is the byproduct of all that strategic work both on the processor side as well as Connectivity side. So this is just a profound expansion of MACOM’s footprint in the overall communications and networking industry.

So the key takeaways — this significantly expands our addressable market with high-growth, high-margin products and portfolio. It aligns perfectly with our growth strategy in networking and optical markets and enhances our analog business model with high margins, long life cycles, great, sticky, long-term customer relationships.

And [best] but not least, expected to be immediately accretive to our non-GAAP revenue growth, non-GAAP gross margin, non-GAAP operating margin and non-GAAP EPS. So again, great transaction, immediately from a financial standpoint and strategically from an upside explosive growth opportunity standpoint.

So, because we understand that this transaction, there’s a lot of complexity, there’s a lot of interesting points about it, and we know that there’s going to be a lot of questions and interest among our investors, among AppliedMicro’s investors, we’ve decided to go on the road.

So we had already carved out Boston, New York and San Francisco next week, Wednesday, Thursday, Friday at the Boston Harbor Hotel, Millennium Broadway and the Intercontinental in San Francisco. I’ll be there, Bob will be there, very proud to say Paramesh will be there — President and CEO of AppliedMicro.

I’ve asked Preet Virk — Preet runs our networks businesses — a very experienced guy, can answer a lot of questions about our existing business, even in advance of AppliedMicro. But Preet and Paramesh basically swim in that industry. I think you’ll be very interested to talk to those folks.

Vivek Rajgarhia is our VP and GM running our Lightwave products. Basically when you talk about the L-PICs, the TOSA/ROSAs, Vivek was previously the CEO of Optomai many years ago, acquired, and has been running our strategy on the optical side of the business. So I think between Vivek and Preet and Paramesh, I think you’ll get a very compelling story. I strongly recommend if you can make it to any of those venues that you do so.

So, that’s all we had for our prepared comments. I think we can open the call to questions.

QUESTION AND ANSWER

Operator: (Operator Instructions) Steve Smigie, Raymond James.

Steve Smigie: Great. Thanks a lot, guys, and it looks like a very exciting deal here to get the DSP acquisition; it makes a lot of sense and the rest of the business there. Can you talk a little bit about accretion a little bit more? Sorry if I missed this, but like on a — say like a full-year basis after the acquisition, what level of accretion you would expect excluding the sale of the Compute business?

Bob McMullan: Steve, what we committed to this morning is that in fiscal 2017, the deal is accretive and it should be accretive for every full quarter going forward here. And not a hedge, but the timing of the actual close can disrupt the traditional pattern in a quarter. But this is an accretive deal right from the start.

Steve Smigie: Okay, great. And then in terms of the businesses you’re devasting, that included some stuff where there was no investment. But I think they might’ve been a little bit of legacy business on the comm side, if you will. Is there any stuff there that needs investment at this point or cash flow, whatever, hasn’t been receiving investment? I’m just curious about investment versus cash flowing the stuff outside of the DSP business?

John Croteau: Yes, so I would say the embedded PowerPC part of the portfolio may be part of the divestiture; it may not be. Depends which buyer, frankly. It’s a cash cow either way, to be honest. Within the Connectivity business, the OTN framers and mappers are still a vibrant part of the business, cash cows only in maintenance levels of investment.

That said, what we found through the due diligence is customers would’ve done a lot more business on the Connectivity side with AppliedMicro if they were capable of investing more strategically on that part of the portfolio, and that’s not just the PAM4 stuff or MACsec, even in more mainstream parts of the portfolio.

Steve Smigie: Right, and so that (inaudible) my question is that other stuff looks like it could have a lot more business. And so it sounds like, as you go through the process, it might make sense to reinvigorate that. Is that fair?

John Croteau: Yes, yes. I can tell you the OTN framers and mappers legacy part of the Connectivity business is still quite healthy. I mean it’s one of the great things about these types of businesses. They go on and on and on and keep giving. And you’re right, what I was trying to say — [struggling] to say is the opportunity even within that part of the portfolio to invest very modestly to expand penetration is there.

I mean they’re one of the last guy standing in that space. They have been viewed as strategically committed to the space, even more so I think within MACOM. The customers will hear a very strong commitment and we’re going to do everything we can to continue investing and broadening even in that what we’d consider to be more a legacy part of that portfolio.

Operator: Harlan Sur, JPMorgan.

Harlan Sur: Morning. And congratulations on the acquisition. On the Connectivity business at Applied, I think the last 12 months revenues were about $100 million, but in the most recent quarter, I think it was trending about — annualized about $120 million. So how should we think about the growth of this segment over the next 18 to 24 months given the pipeline of current design wins, the traction with size, the traction with MACsec and ramp up PAM4 next year?

Bob McMullan: Harlan, without giving specific guidance, as we said in our remarks today and presentation, this business is growing at or better than our corporate average of 20% annually. There are huge opportunities in synergies between the two companies on a customer base. So without being specific, this has potential for a very strong and robust and continued growth for some time.

John Croteau: Yes, I mean, just look at the numbers you mentioned. $100 million of LTM revenue run rate right now is $120 million. So there you go, you can extrapolate from there.

Harlan Sur: And then if my calculations are correct, net leverage going forward is going to be about 2.8X if I annualize last quarter’s adjusted EBITDA. Bob, what’s the team’s target net leverage ratio and how long do you think it’s going to take to get there?

Bob McMullan: Harlan, that’s in the ballpark for net leverage, as you described. There’s a couple — a few things the company does generate — has been generating strong cash flow the last — over the last fiscal year and I expect that to continue. Secondarily, the actual transaction and divestment of the Compute business will lend itself to the opportunity to again deleverage the Company.

Operator: Harsh Kumar, Stephens.

Harsh Kumar: Hey, Bob, congratulations. John, congratulations on the deal. I just want to clarify something. Bob, I think you — or John, maybe you mentioned that the deal is immediately accretive. Just want to clarify, it’s — the part that you want to keep as immediately accretive. But I think you mentioned in the press release 100 days or so to sell the Compute piece.

I was wondering if, A, the first part is accurate, that just the part that you want to keep is immediately accretive, but the deal overall may not be. And then secondly, what kind of valuation — maybe you can talk about it, what kind of valuations are going around for the parts that you have to sell?

Bob McMullan: Harsh, yes. You’re absolutely correct. Our statements are treating the Compute business as an asset held for sale and discontinued op that we would exclude from our non-GAAP earnings. That said, it’s too premature to give an absolute value to the Compute business, but there has been a process underway and we have an indication. So we think over the next 100 days, it’s likely to arrive at some agreement, whether or not we’ll close or not is a different story, but there has been a process going on for many months.

Harsh Kumar: And then can I ask you if you guys were the sole bidders? Or was it a pretty competitive situation for a framed TC?

John Croteau: Yes. We get the sense that it was a fairly competitive process. There were some buyers that we were told that were interested in the Connectivity business, first and foremost, like us, and then others that were interested in the Compute business. So there’s a very healthy set of people who’ve been through detailed due diligence and have very strong desire to secure that asset.

So that’s the reason why we said we’re very comfortable saying that Compute business will divest within that 100 days. There is known buyers. We want to run a diligent process, though, to capture — as we understand the process was relatively narrow, previously. We’ll open it up and accept, now that it’s public information, that the asset is available for sale to go through our own rigorous process, which I think can readily complete within 100 days.

Harsh Kumar: And then my last question, you mentioned that AMCC breaks down into Compute, processing, and of course, the Connectivity piece. You talked at length, John, about the Compute piece and known buyers. I should assume that you’re not keeping the processing piece as well. Are there buyers for that that are — would we expect a pretty relatively easy disbursement process for it?

John Croteau: Yes, exactly. That’s what I was just trying to say. It’s — there are very strategically interested buyers. It is very well positioned for success. Obviously, as part of due diligence, we get to see who those customers are and where the adoption is. They are the guys who matter and the magnitude of that opportunity is, frankly, staggering. So we don’t anticipate any problem whatsoever putting it into good hands.

Harsh Kumar: And sorry, last one for me. I know that you said that the bulk of the OpEx today is associated with the Compute side. You’ll lose that, obviously, as you shed it. Outside of the usual corporate, legal management, etc., are there other synergies that you guys see within the businesses that you’ll keep?

Bob McMullan: Harsh, this has tremendous opportunities on revenue synergies, customer overlaps, completion of portfolio, diversity adds to our leading agnostic optical portfolio here. So there’s potential opportunity on the revenue side, but the expense synergies and the elimination and divestment of the Compute business and, as you would expect, some corporate overhead, is a $50 million to $55 million savings overall.

Operator: Vivek Arya, Bank of America Merrill Lynch.

Vivek Arya: Thank you for taking my question. I’m wondering what the — how do you see the competitive landscape in PAM4 versus in PHY and others, especially the risks and opportunities in going towards single-lambda versus (inaudible) solutions addressing 100 gig?

John Croteau: Yes. So I’d say the competitive — there’s a couple of people who are participating in the space, notably, as you mentioned, in PHY with the previous Cortina Asset and now with the [Clarify] — the announcement of the Clarify acquisition. We’re very familiar with the guys at Clarify. Norman and the team are absolutely great guys, fairly profound difference of focus, however.

That asset is very much focused on coherent, so this would be long-haul submarine metro type stuff, whereas AppliedMicro is squarely fixated within the data center on Connectivity. I can tell you when we went out and did the customer due diligence, they validated what we had independently observed because we are out there with the analog content and photonic content in these same designs that the single-lambda instantiation unequivocally is the technology that is going to be adopted pretty much everywhere.

And that was the thing that really attracted us first to AppliedMicro and that standardization, which was sponsored by Cisco, was — it’s now a fait accompli. So there’s always room for more than one, but I’d say AppliedMicro has really teed up, similar to our analog and photonic position, to take the majority share.

Vivek Arya: All right. And as my follow-up, is there any difference in — relative difference in exposure to spending by Chinese telcos given this — because I think there has been some concern about just the lumpiness of spending? I understand the secular drivers with the cloud data centers, but does this change in any way customer concentration or anything else that we should be aware of? Thank you.

John Croteau: No, it actually relieves the customer concentration. We’ve had a breakout opportunity with Huawei and very much on the service provider side. Now this whole — all the capital spending for data centers, you’re talking about enterprise data center spending completely separate from the telecom service providers and now the cloud service providers.

So, it’s a fairly profound diversification for our optical business, and so I would say it’s healthy. The other thing I would point out I think publicly stated, Cisco has been a 27% customer for AppliedMicro, so this builds a ready, very strategic relationship as we confirm through customer due diligence with Cisco which is absolutely fantastic news for the rest of our portfolio.

Operator: C.J. Muse, Evercore ISI.

C.J. Muse: Yes. Good morning. Thank you for taking my question. I guess first question, I hoping to dig a little bit deeper into the Connectivity piece. You talked about growing greater than 20% overall. But curious, embedded within that, what are the assumptions for the legacy businesses versus growth areas like PAM4?

John Croteau: So I would say, through our analysis, we were more conservative in our financial analysis than the proven history and the projections which were very modestly flat to slightly down for the legacy OTN stuff. When we do these kinds of acquisitions, we err on the side of conservative numbers, so there’s no extreme beliefs about the nature of that legacy business. Like I said before, there is the opportunity to actually grow it rather than let it fade.

The growth this year is very heavily driven by MACsec and then the first lead customer moving into production for the first PAM4, single-lambda PAM4 instantiation. That’s a business that will be ramping in the latter part of the year. And that is with products completed, a customer that we did customer due diligence on, which is confirmed. So both the MACsec and the PAM4 stuff are really poised to be driving growth to more than make up for whatever grow over for the legacy part of the portfolio.

C.J. Muse: Very helpful. And I guess as a follow-up. How critical were the NOLs in terms of valuation here? And I guess, Bob, as you think about the 12% tax rate guide, curious whether that changes now and/or we should be thinking about a lower cash tax rate?

Bob McMullan: C.J., so I would add that the NOLs are the icing on the cake. We don’t by companies only further tax attributes, but they certainly go a ways to allowing us to do an accretive transaction. At this time, there is a couple of things to determine how we maximize the use of those NOLs. And so I will not comment on whether or not it will affect the 12%; it will certainly not affect it upwards.

Operator: Cody Acree, Drexel Hamilton.

Cody Acree: Thanks for taking my questions and congratulations on the transaction. Maybe we can just talk about the valuation with the growth that you’re expecting 20%-plus and maybe the level of interest, I guess, where did the $8.36 price come from?

John Croteau: Yes, so the actual calculation was a 10% premium on 90-day VWAPs for both parties. So the premium is quite nice now with the appreciation in MACOM over the past week or so, but that was the origin of the negotiation.

Cody Acree: And regulatory hurdles?

John Croteau: We don’t anticipate any. This is very clean. There is absolutely no competitive aspect to their portfolio and ours. We think it should proceed to closing fairly rapidly.

Cody Acree: And lastly, I see Paramesh is joining you on the road. What are your thoughts on does he end up with MACOM or does he go with the Compute business?

John Croteau: I think with all the senior leadership, it’s all an organic process that plays out. I’ve been thrilled with Paramesh’s collaboration. The guy just during the management meeting from the day I met Paramesh, he exudes credibility in terms of the data center side of the industry, true visionary, real leader with the AppliedMicro team and so on.

I think that question is better put to Paramesh, where his heart lies with the Connectivity piece and the Compute piece. Probably depends too on where we land the Compute business. But that’s — I can tell you, Paramesh is welcome in my camp any day, but it’s really — it’s going to be largely up to him.

Operator: Chris Rolland, Susquehanna International.

Chris Rolland: Hi, guys. Congrats on the deal. Really looks like it makes great strategic sense, at least from my standpoint. Just wanted to talk about MACsec and PAM4. Both are kind of exciting.

Would you guys regard the investment in MACsec as in decline now? And then is most of the investment going towards single-lambda PAM4? And then also perhaps you can give us some details around the NRE payments that AppliedMicro got around PAM4 as well.

John Croteau: Sure. Fantastic questions. You are obviously very familiar with AppliedMicro’s business. So yes, MACsec is over the bulk of the investment. Frankly that is one of the areas that we find may be worthy of more investment. Within the AppliedMicro portfolio there was always the competing interest to invest in the explosive opportunity in computing — on the Compute side.

For us, with that kind of growth comes the ability to scale OpEx and scale investment up. And we have certainly heard that AppliedMicro has a very similar reputation and relationship with their customers that MACOM has. We kind of pride ourselves on being an enabler and a true partner for those customers and they’ve had a lot of opportunities that they haven’t been able to follow-up and follow through in derivative works for MACsec specifically, as well as other parts of the portfolio.

So, we would anticipate that — I believe we’re going to have the latitude to be able to do more of that. So keep that portfolio scaling to be able to drive leadership share as we aspire to in all of our businesses.

On the PAM4 side, on the NRE, it’s a very interesting thing. One of the things we’re very careful of, and the AppliedMicro team seems to be as well, is we never want to compete with our customers. And so, if you look at their PAM4 product, even the initial revenue that I talked about ramping this year, it has, I would say, probably 30% to 40% of the die area is actually customer IP.

So they have a platform which consists of the very high value analog A-to-D, D-to-A, SerDes PLL type components along with, of course, the PAM4 DSP that in most instantiations includes customer IP so that custom products that allow the customer to differentiate, whether it’s on the data center side or the service provider side, they are really enabling people to be competing with their own IP.

When you do that, it is totally appropriate to secure NRE, especially when you’re talking about the kind of costs for taping out and productizing components like that. So that is the reason why the NRE is there and what we would anticipate is as that platform achieves maturity here over the coming months that the opportunity would be able to proliferate that to more and more cash enabling more customers who are willing to invest in their own differentiation.

Chris Rolland: Great, thank you. And then if I start looking out at 100 gig optical here, do you now have all the componentry you need for a full solution there? And then also how should we be thinking about discrete optical components versus silicon photonics and your path to 100 gig there? Will the AMCC stuff be integrated into that? How should we think about it?

John Croteau: Yes, absolutely. We have everything, like you said, from switch to fiber. And just — and there is a subtlety within that that I really want to emphasize. The fact that we have everything, people will lead to the conclusion that somehow it’s a bundled solution and it’s an attempt to compete with our customers. I will emphatically say it is not.

We want to be the broad line guy that every customer can come to, they have their own secret sauce, whether they build blazers, tunable lasers for long-haul or metro or some people have their own DSP PHYs. Some people have their own silicon photonics. We don’t care. We just want to be able to service everyone with everything that we can provide everywhere.

So that’s the intention from the heart. I think all the customers who know us recognize that and they trust us in that.

On the other thing, you were talking about, silicon photonics as opposed to discrete. One thing that’s very clear is to hit the cost targets for the data center side of the world, silicon photonics is an imperative. You can question whether it’s that powerful on the metro/long-haul side because that is less cost driven, but silicon photonics does two things.

One is, it addresses the bill of materials costs for that transceiver. To us, far more importantly, it allows for more automated manufacturing techniques to be able to address the lens alignment and what is traditionally a very manual, high-cost assembly process.

So if you’re familiar — you are probably not familiar with our analog photonic play, but that’s where our fixation lies with our silicon photonics. Not the PIC itself; it’s the PIC integrated with the lasers attacking the manufacturing cost on a direct path that we are engaged with all the major cloud service guys to disrupt and dislocate that whole photonics piece in data centers where it’s frankly necessary. Today’s cost structures are simply not sufficient for the datacom side of the industry. Great question.

Operator: Sachin Shah, Albert Fried.

Sachin Shah: Hi. Good morning. Thanks for taking my call. So I just wanted to circle back on the regulatory approvals.

Is it just the HSR that’s required here? And I think I may have heard 100 days and I’m not sure if it was referenced to the potential deal close, but just wanted to see the estimated time. You did say that you’re expecting the deal to close pretty — fairly quickly? Thank you.

Bob McMullan: Sachin, We’re only subject to Hart-Scott-Rodino. We’ll immediately file the requirements there. There are no overlaps and so we think we can run a dual process to — from the shareholder side of AMCC and close some time in the first quarter of calendar 2017.

Sachin Shah: Okay. Did I hear 100 days or was that in reference to something else?

Bob McMullan: So, 100 days that we discussed in our presentation refers to specifically taking action in the investment strategy around the Compute business, and we said we think we could monetize that within 100 days of close.

Operator: Richard Shannon, Craig-Hallum.

Richard Shannon: Well, hi, John and Bob. Thanks for taking my questions as well.

Maybe just one or two for John — a permutation of a question just happened a few minutes ago. When you look at your — the portfolio of your components into an optical transceiver, obviously you’ve got what looks like the broadest portfolio available from a single source.

Do you expect the synergies from this deal to be just primarily from having the biggest bomb that anyone can offer? Or are there potentially significant synergies by tuning your products together, the laser and the PAM4 and the analog electronics? And if that’s the case, can you help quantify or characterize what kind of advantage that will provide?

John Croteau: Yes. That is a brilliant question. You’re addressing a lot of the finesse.

The latter point in your question is exactly where the value comes from. The fact that you’re providing the laser means that you can do a better job with the PIC. Because you’re providing the PIC you can do a better job with the laser. Because you’re doing the PHY, the PAM4 PHY, you can do a better job with the analog and photonics.

So, it’s the learning and collaboration — free collaboration within MACOM across multiple groups. So the high-performance analog team is in Newport Beach. We’re now going to be based in Santa Clara with the PHYs. We’ve got a laser team in Ithaca, New York. Silicon photonics team in Corning — Horseheads, New York.

So it’s the collaboration among those teams that really is the benefit of having that broad portfolio. And customers get it; you get to market quicker and a great example is being able to attack the manufacturing cost of the transceiver. You can’t do that if you don’t understand the subtleties and the criticalities of different laser technology, different PIC technology.

The same thing applies with the PAM4. There is the front end aspects in the PHY and the photonics that open collaboration will allow us to be able to have stronger solutions. And if someone does an equally or better job with their own IP, great, we’ll just sell them the other stuff that they haven’t addressed, genuinely. But it’s that collaboration and that innovation across those technology batteries that’s where the benefit comes.Richard Shannon, Craig-Hallum Capital - Analyst

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Okay, that’s helpful. I think it’s a great topic, a follow-up there, and I intend to do that off-line, but thanks for that one, John. A quick follow-up topic here is — if my understanding is correct, AMCC would provide or requires some much more deep sub-micron semiconductor integrated IC development than what you done with in the past. What are the risks as well as the forward opportunities for having that capability in-house?

John Croteau: Another fabulous question. This is a move that I’ve taken very seriously because the implications — the economic implications of those kind of SoC class investments is profoundly different. And you need to understand what you’re doing, you need to understand where the value lies and how people get to points of success. I would say the industry is strewn with failure stories and very few examples of success stories.

I can tell you the AppliedMicro guys and the guys like Preet Virk coming off of lots of battle scars from Mindspeed. I have a very high degree of confidence that we now understand the recipe for success with those things.

Now that said, bringing it — it’s one thing to organically start pouring money down a black hole of those class of investments. It’s an entirely different thing to acquire a team of business that’s proven to execute with customers onboard, and so on. That’s the reason why it was an M&A move and not an organic investment move.

Now that that team is coming in, I can tell you, we have opportunities in other parts of our business, not the least of which is aerospace and defense and array antenna architectures where that confidence and that capability could be equally disruptive. So it’s a big, very subtle but a very profound expansion of our core competencies and what MACOM is on a broad basis. Great question.

Richard Shannon: Okay. Thanks for all that detail, John. I appreciate it. Congratulations on the transaction, guys. That’s all for me.

Operator: Tore Svanberg, Stifel.

Tore Svanberg: Yes, good morning. First question, could you talk a little bit of about the PAM4 single-lambda timelines, milestones? I’m just trying to get to when it would be more of a significant contributor to revenues.

John Croteau: Sure, so the single-lambda platform is products; it’s not even — certainly not PowerPoint. We were part of the demonstration that the AppliedMicro guys did at [eClock] and back months ago. I shouldn’t get into their lead customer and customers, but they have product that is approaching qualification for revenue with a good chunk of our fiscal 2017, so it’s real, it’s very real.

The proliferation of that to other customers, it would be inappropriate for me to speak to. But the thing I would emphasize is that single — the reason why, in my opinion, the single-lambda PAM4 was selected, again, heavily sponsored by Cisco through the process, is that it is real, it is proven, it is demonstrated, it is product this year. So there’s no element of futures as far as I’m concerned as it relates to that platform.

Bob McMullan: And, Tore, as you know on the standard side of this world, the adoption of the single-lambda will help accelerate the implementation of that product line.

Tore Svanberg: Very good. Thank you for that, and could you also comment on when you expect to see the work of the two companies? I guess what I’m trying to get to here is — what’s the earliest we would see maybe products, perhaps integrated between the two companies?

Bob McMullan: So integration is a different question, but as John said, we have — we were part of the demonstration. So the two companies have worked together to date and very successfully.

John Croteau: Yes. I mean it’s seamless. The fact that we were separate companies before didn’t hold us back from collaborating on that initial platform, and it’s just going to accelerate now, so it’s already in process and we’re pretty far down the path.

Tore Svanberg: In the past you’ve made acquisitions that really helped you more on the manufacturing side. I’m just wondering, if we look at this one, is there any benefit at all on the manufacturing side from a cost perspective?

John Croteau: I would say maybe. There may be synergies as it relates to the HPA part of our portfolio, the ex-Mindspeed stuff in terms of sourcing from that class of foundries. But I would say we’re already proven in that class of stuff.

Now some of this is more aggressive and some of the vendors are slightly different, but I would say — a couple years ago the answer might’ve been different. It would have profoundly improved, but we’re already very well down the path of operationally executing on that similar class of technologies.

Certainly this team comes in extremely well proven. They’ve been shipping this class of technologies for decades. So it’s not something that we need to bring to bear. It’s not like the BinOptics acquisition where our manufacturing and operations capability was a key synergy in the transaction.

John Croteau: Great. So that’s it for the formal questions. So maybe I can summarize before we close. So I wanted to reiterate. We’ve got a road show — great questions here getting to the real subtleties and the facts and substance. I’m very, very happy that we’re going to have Paramesh and Preet and Vivek on the frontline helping Bob and I answer questions with more depth and substance. I think they’ve forgotten more than we’ll ever know about this stuff.

And we’ll be in Boston next Wednesday, New York next Thursday; San Francisco next Friday. If you go to the IR@MACOM.com site you can RSVP. We’re also going to be in a number of other conferences. We’re going to be at Raymond James technology conference in New York on December 5 and 6; Barclays global TNT conference in San Francisco on December 7 and 8; and Bank of America Merrill Lynch conference in Boston on December 15; as well as after the new year, Needham’s conference in New York on January 10 and 11.

So same thing there, go on our IR@MACOM.com site, let us know if you’d like to meet. I think we have a lot of opportunity for face time with investors who are interested on both sides — on the MACOM side and welcoming the AppliedMicro investors to the family.

With that, I think we’re all set to close.

Operator: Ladies and gentlemen, thank you for participating in today’s conference. This concludes today’s program.

You may all disconnect.

Forward-Looking Statements

DISCLOSURE NOTICE: This document contains forward-looking information related to MACOM Technology Solutions Holdings, Inc. (“MACOM”), Applied Micro Circuits Corporation (“AMCC”) and the proposed acquisition of AMCC by MACOM that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this document include, among other things, statements about the potential benefits of the proposed acquisition and the anticipated timing of closing of the acquisition. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of AMCC’s stockholders will tender their shares in the tender offer and the possibility that the acquisition does not close; risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business, contractual and operational relationships; negative effects of this announcement or the consummation of the proposed acquisition on the market price of MACOM’s common stock and on MACOM’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; the uncertainties inherent in research and development, including the ability to sustain and increase the rate of growth in revenues for AMCC products; and competitive developments.

A further description of risks and uncertainties relating to MACOM and AMCC can be found in their respective Annual Reports on Form 10-K for the fiscal years ended September 30, 2016 and March 31, 2016, respectively, and in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.

The information contained in this document is as of November 21, 2016. Neither MACOM nor AMCC assumes any obligation to update forward-looking statements contained in this document as the result of new information or future events or developments.

Additional Information and Where to Find It

The exchange offer for the outstanding shares of AMCC stock described in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any materials that MACOM and its offering subsidiary, Montana Merger Sub I, Inc. (“Purchaser”), will file with the SEC.

Purchaser plans to file a tender offer statement on Schedule TO, together with other related exchange offer documents, including a letter of transmittal, in connection with the Offer; AMCC plans to file a Recommendation Statement on Schedule 14D-9 in connection with the offer; and MACOM plans to file a registration statement on Form S-4 that will serve as a prospectus for MACOM stock to be issued as consideration in the offer and the mergers. These documents will contain important information about MACOM, AMCC and the mergers. AMCC stockholders are urged to read these documents carefully and in their entirety when they become available before making any decision regarding exchanging their shares. These documents will be made available to AMCC stockholders at no expense to them and will also be available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting MACOM’s investor relations department at 949-224-3874 or AMCC’s investor relations department at (415) 217-4962.

In addition to the SEC filings made in connection with the transaction, each of MACOM and AMCC files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. MACOM’s and AMCC’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.